

8x8, Inc.

For Immediate Release

8x8, Inc. Announces Financial Results for Second Quarter Fiscal 2014

Business Revenue Increases a Record 25%; Total Revenue Increases a Record 22%

SAN JOSE, Calif. – October 23, 2013 -- 8x8, Inc. (NASDAQ:EGHT), provider of cloud communications and collaboration solutions, today announced operating results for the second quarter ended September 30, 2013.

The Company posted record revenue of $30.8 million for its second quarter of fiscal 2014, excluding $0.7 million in revenue related to the Company's dedicated server hosting business that was divested on September 30, 2013. This represents an increase of 22% from comparable revenue for the second quarter of fiscal 2013. The divested business has been classified as discontinued operations.

GAAP net income for the second quarter of fiscal 2014 was $2.2 million, or $0.03 per diluted share. Non-GAAP net income for the quarter was $4.1 million, or $0.05 per share, an increase of 10% compared with the second quarter of fiscal 2013.

Second Quarter Fiscal 2014 Financial Results:

- Revenue from business customers increased 25% year-over-year to a record $30.3 million and represented 98% of total revenue.
- GAAP net income was $2.2 million, or $0.03 per diluted share, compared with $1.7 million, or $0.02 per diluted share, for the same period last year.
- Non-GAAP net income (as outlined in the reconciliation table below) was $4.1 million, or $0.05 per diluted share, compared with $3.7 million, or $0.05 per diluted share, in the same period last year.
- Service margin was 81%, compared with 77% in the same period a year ago; overall gross margin was 71%, compared with 69% in the same year ago period.
- Average number of subscribed services per new business customer added during the quarter grew to 17.7 from 14.7 in the same period last year.
- Average number of subscribed services per business customer over 8x8's entire customer base grew to 12.2 from 10.8 in the same period last year.
- Average monthly service revenue per business customer was $268, compared with $247 in the same period last year.
- Channel and mid-market sales comprised 33% of new monthly recurring revenue sold in the quarter, compared with 21% in the same period last year, an 80% year over year increase.

- Monthly business customer churn was a 1.5%, compared with 2.4% in the second quarter of fiscal 2013; monthly business service revenue churn was 1.2%, compared to 0.9% in the same period last year.
- Cash, cash equivalents and investments increased $3.4 million in the second quarter of fiscal 2014 to $61.3 million, without including $3 million in proceeds from the sale of the dedicated hosting business during the quarter which was received on October 1, 2013.

"8x8 delivered a solid quarter with a record 25% increase in revenue from business customers, a record 22% increase in overall revenue and a record $30.8 million in total revenue," said 8x8 CEO Vik Verma. "Our mid-market and channel teams set a new quarterly record comprising 33% of our new revenue sold during the quarter, an 80% increase compared with the same period last year. At the same time, we saw further improvements in our customer operating metrics as our existing customers continue to subscribe to increasing numbers of services each quarter."

"Going forward, we will continue to focus on revenue growth by leveraging our proven strength in the domestic SMB and mid-market segments, upselling our existing customers with new products and services and expanding our market internationally," Verma continued. "To accomplish this, we will be increasing our investments in R&D, sales and marketing and will target non-GAAP net income as a percentage of revenue in the high single digit range. As always, we remain committed to profitable growth and maximizing shareholder value."

Additional Second Quarter and Year-to-Date Business Activities:

- Number of new services sold during the second quarter was a record 52,412 vs. 47,318 in the prior quarter and 42,853 in the same period last year.
- Ended the quarter with 34,674 business customers, compared with 33,374 customers in the prior quarter and 30,191 customers in the same period a year ago.
- Introduced our cloud Virtual Desktop Infrastructure (VDI) solution, an enterprise-grade management platform for desktop virtualization.
- Launched our private-label VDI service offering with telecom partner SoftBank.
- Awarded three new U.S. patents related to distributed conferencing, communications technologies, and contact center technologies.
- Extended the reach of our cloud services to Europe with the opening of a new data center facility in London.
- Named to Forbes 2013 list of "America's Best Small Companies."
- Announced appointment of Ian Potter to the Board of Directors.
- Transitioned senior leadership and streamlined management structure: named Vik Verma as CEO and Bryan Martin as CTO; announced departure of Kim Niederman as President.
- Sold dedicated server hosting business to The IRC Company, Inc. (dba Black Lotus Communications).

Six Months Year to Date Fiscal 2014 Financial Highlights:

- Total revenue for the six months ended September 30, 2013 increased 21% year over year to $60.1 million, from $49.6 million in the same period of fiscal 2013.
- Non-GAAP net income (as outlined in the reconciliation table below) for the six months ended September 30, 2013, was $8.3 million, or $0.11 per diluted share, compared with $7.1 million, or $0.10 per diluted share, for the same period last year.
- GAAP net income for the six months ended September 30, 2013, was $4.4 million, or $0.06 per diluted share, compared with $10.4 million, or $0.14 per diluted share, for the same period last year.
- Gross margin for the six months ended September 30, 2013 was 71% compared with 68%, for the same period last year.
- Cash, cash equivalents and investments increased $9 million in the six months ended September 30, 2013 to $61.3 million, not including approximately $3 million proceeds from the sale of the dedicated hosting business during the second quarter.

8x8 also reported, in accordance with NASDAQ Listing Rule 5635(c)(4), that employment inducement awards were granted to five new employees in connection with their recent hiring. The employees were granted restrictive stock units for 23,750 shares of common stock, 25% of which shall vest on each of the first four anniversaries of the vesting start dates, subject to continued employment and other conditions.

Non-GAAP Measures

We have provided in this release financial information that has not been prepared in accordance with Generally Accepted Accounting Principles (GAAP). We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to GAAP measures, in evaluating our ongoing operational performance. We believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures below. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income and non-GAAP net income per share

We have defined non-GAAP net income as net income for GAAP plus non-cash tax adjustments, stock-based compensation, amortization of acquired intangible assets, acquisition-related costs, facility exit costs, gain on patent sale, gain on disposal of discontinued operations and management transition. We have excluded gain on patent sale and gain on disposal of discontinued operations because we consider these to have been isolated transactions and believe these are not reflective of our ongoing operations, and this reduces comparability of periodic operating results when these are included. Non-cash tax adjustments represent the differences between the amount of taxes we expect to pay and our GAAP tax provision each period. We have excluded stock-based compensation expense because it relies on valuations based on future events, such as the market price of our common stock, that are difficult to predict and are affected by market factors that are largely not within the control of management. Amortization of acquired intangible assets is excluded because it is a non-cash expense that we do not consider part of ongoing operations when assessing our financial performance, as it relates to accounting for certain purchased assets. We have excluded acquisition-related expenses, including expenses to exit an acquired facility, and management transition expenses because these expenses are difficult to predict and are often one-time. We define non-GAAP net income per share as non-GAAP net income divided by the weighted-average diluted shares outstanding. We define non-GAAP net income percentage of revenue as non-GAAP net income divided by revenue. The GAAP and non-GAAP weighted average number of diluted shares to calculate GAAP and non-GAAP earnings per share are the same. We believe that such exclusions facilitate comparisons to our historical operating results and to the results of other companies in the same industry, and provides investors with information that we use in evaluating management's performance on a quarterly and annual basis.

Conference Call Information

Management will host a conference call to discuss these results and other matters related to the Company's business today, October 23, 2013 at 4:30 pm EDT. The call is accessible via the following numbers and webcast links:

Dial In:	(877) 843-0417, domestic
	(408) 427-3791, international
Replay:	(855) 859-2056, domestic (Conference ID #73341096)
	(404) 537-3406, international (Conference ID #73341096)
Webcast:	http://investors.8x8.com

Participants should plan to dial in or log on ten minutes prior to the start time. A telephonic replay of the call will be available three hours after the conclusion of the call until midnight October 30, 2013. The webcast will be archived on 8x8's website for a period of one year. For additional information, visit http://investors.8x8.com.

About 8x8, Inc.

8x8, Inc. (NASDAQ:EGHT) offers a comprehensive portfolio of unified cloud-based communications and collaboration solutions that include hosted cloud telephony, office communications, contact center, video conferencing and virtual desktop software and services. The company has been delivering business services to SMB, mid-market and distributed enterprises since 2004 and has garnered a reputation for technical excellence and outstanding reliability. In 2012, 8x8 was named a market "leader" in Gartner's Magic Quadrant for Unified Communications as a Service (UCaaS) in North America and was recognized as the No. 1 Provider of Hosted IP Telephony by Frost & Sullivan and Synergy Research Group. For additional information, visit www.8x8.com, or connect with 8x8 on Google+, Facebook, LinkedIn and Twitter.

Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

# # #

Investor Relations Contact:
Joan Citelli
Joan.citelli@8x8.com
(408) 654-0970

8x8, Inc
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2013	2012	2013	2012
Service revenue	$ 27,826	$ 23,101	$ 54,325	$ 45,291
Product revenue	2,989	2,194	5,741	4,274
Total revenue	30,815	25,295	60,066	49,565
Operating expenses: (1)				
Cost of service revenue	5,209	5,216	9,995	10,294
Cost of product revenue	3,783	2,672	7,130	5,382
Research and development	2,640	2,030	4,976	3,856
Sales and marketing	13,745	10,800	26,817	21,068
General and administrative	3,125	2,054	5,897	4,107
Gain on patent sale	-	-	-	(11,965)
Total operating expenses	28,502	22,772	54,815	32,742
Income from operations	2,313	2,523	5,251	16,823
Other income, net	1	9	16	17
Income from continuing operations before provision for income taxes	2,314	2,532	5,267	16,840
Provision for income taxes	826	935	1,787	6,680
Income from continuing operations	1,488	1,597	3,480	10,160
Income from discontinued operations, net of income tax provision	154	144	301	198
Gain on disposal of discontinued operations, net of income tax provision of $463	589	-	589	-
Net Income	$ 2,231	$ 1,741	$ 4,370	$ 10,358
Income per share - continuing operations:				
Basic	$ 0.02	$ 0.02	$ 0.05	$ 0.15
Diluted	$ 0.02	$ 0.02	$ 0.05	$ 0.14
Income per share - discontinued operations:				
Basic	$ 0.01	$ 0.00	$ 0.01	$ 0.00
Diluted	$ 0.01	$ 0.00	$ 0.01	$ 0.00
Net income per share:				
Basic	$ 0.03	$ 0.02	$ 0.06	$ 0.15
Diluted	$ 0.03	$ 0.02	$ 0.06	$ 0.14
Weighted average number of shares:				
Basic	72,970	71,261	72,788	70,989
Diluted	76,232	74,558	76,035	74,210

(1) Amounts include stock-based compensation expense, as follows:

	Three Months Ended September 30,		Six Months Ended September 30,	
	2013	2012	2013	2012
Cost of service revenue	$ 68	$ 43	$ 136	$ 86
Cost of product revenue	-	-	-	1
Research and development	141	75	295	170
Sales and marketing	393	308	740	624
General and administrative	504	80	842	181
	$ 1,106	$ 506	$ 2,013	$ 1,062

8x8, Inc
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	September 30, 2013	March 31, 2013
ASSETS		
Current assets		
Cash and cash equivalents	$ 59,345	$ 50,305
Investments	1,909	1,964
Accounts receivable, net	4,686	3,880
Inventory	403	511
Deferred tax assets	3,870	6,096
Other current assets	4,296	914
Total current assets	74,509	63,670
Property and equipment, net	6,335	6,673
Intangible assets, net	9,523	10,194
Goodwill	23,939	25,150
Deferred tax assets, non-current	46,526	46,352
Other assets	1,066	572
Total assets	$ 161,898	$ 152,611
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 5,908	$ 5,644
Accrued compensation	3,646	3,629
Accrued warranty	552	452
Deferred revenue	2,197	1,236
Other accrued liabilities	2,542	2,774
Total current liabilities	14,845	13,735
Other liabilities	1,733	1,843
Total liabilities	16,578	15,578
Total stockholders' equity	145,320	137,033
Total liabilities and stockholders' equity	$ 161,898	$ 152,611

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

		Six Months Ended September 30,		
		2013		2012
Cash flows from operating activities:				
Net income	$	4,370	$	10,358
Adjustments to reconcile net income to net cash				
provided by operating activities:				
Depreciation		1,287		1,132
Amortization of intangible assets		671		714
Amortization of capitalized software		37		-
Gain on disposal of discontinued operations		(589)		-
Stock-based compensation		2,013		1,062
Deferred income tax provision		1,589		6,579
Other		390		207
Changes in assets and liabilities:				
Accounts receivable, net		(1,179)		(2,050)
Inventory		91		(19)
Other current and noncurrent assets		(431)		(258)
Deferred cost of goods sold		(6)		(3)
Accounts payable		22		(277)
Accrued compensation		17		(58)
Accrued warranty		100		(11)
Accrued taxes and fees		(166)		205
Deferred revenue		961		94
Other current and noncurrent liabilities		(166)		1,688
Net cash provided by operating activities		9,011		19,363
Cash flows from investing activities:				
Purchases of property and equipment		(1,445)		(4,730)
Cost of capitalized software		(473)		-
Net cash used in investing activities		(1,918)		(4,730)
Cash flows from financing activities:				
Capital lease payments		(10)		(59)
Repurchase of common stock		(257)		(147)
Proceeds from issuance of common stock under employee stock plans		2,214		1,255
Net cash provided by financing activities		1,947		1,049
Net increase in cash and cash equivalents		9,040		15,682
Cash and cash equivalents at the beginning of the period		50,305		22,426
Cash and cash equivalents at the end of the period	$	59,345	$	38,108

8x8, Inc.
Selected Operating Statistics (1)

	Three Months Ended					
	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012	March 31, 2013	June 30, 2013	Sept. 30, 2013
Gross business customer additions (2)	2,912	2,908	2,612	2,800	2,693	2,961
Number of new services sold (2)(3)	40,986	42,853	44,366	50,670	47,318	52,412
Average number of subscribed services per new business customer (4)	14.1	14.7	17.0	18.1	17.6	17.7
Business subscriber acquisition cost per service (5)	$ 93	$ 86	$ 97	$ 91	$ 96	$ 94
Total business customers (2)(6)	29,593	30,191	31,177	32,242	33,374	34,674
Average number of subscribed services per business customer (7)	10.2	10.8	11.3	11.6	12.0	12.2
Business customer average monthly service revenue per customer (8)	$ 242	$ 247	$ 252	$ 256	$ 263	$ 268
Monthly business customer churn (less cancellations within 30 days of sign-up) (9)	1.7%	2.4%	1.6%	1.7%	1.5%	1.5%
Monthly business service revenue churn	2.3%	0.9%	2.3%	1.2%	1.2%	1.2%
Overall service margin	77%	77%	80%	81%	82%	81%
Overall product margin	-30%	-22%	-34%	-17%	-22%	-27%
Overall gross margin	68%	69%	69%	71%	72%	71%

(1) Selected operating statistics table include continuing operations and excludes dedicated server hosting business sold September 30, 2013.

(2) Does not include customers of Virtual Office Solo, DNS or Cloud VPS.

(3) Number of recurring revenue services sold to business customers during the period.

(4) Number of new services sold divided by gross business customer additions.

(5) The combined costs of advertising, marketing, promotions, sales commissions and equipment subsidies for new services sold during the period divided by the number of new services sold during the period.

(6) Business customers are defined as customers paying for service. Customers that are currently in the 30- day trial period are considered to be customers that are paying for service. Customers subscribing to Virtual Office Solo, DNS or Cloud VPS services are not included as business customers.

(7) The simple average number of subscribed services divided by the simple average number of business customers during the period. The simple average number of subscribed services is the number of subscribed services on the first day of the period plus the number of subscribed services on the last day of the period divided by two. The simple average number of business customers is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(8) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(9) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30-day trial) by the simple average number of business customers and dividing the result by the number of months in the period. In the second quarter of fiscal 2013, an affiliate with 411 business customers representing approximately $9,000 of monthly service revenue cancelled service. Excluding these 411 cancellations, business customer churn (less cancellations within 30 days of sign-up) was 1.9%.

8x8, Inc
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME
AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share amounts; unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,	
	2013	**2012**	**2013**	**2012**
Net income	$ 2,231	$ 1,741	$ 4,370	$ 10,358
Gain on patent sale	-	-	-	(11,965)
Gain on disposal of discontinued operations	(589)	-	(589)	-
Non-cash tax adjustments	716	801	1,589	6,579
Amortization of intangible assets	331	357	671	714
Stock-based compensation expense	1,106	506	2,013	1,062
Acquisition-related expense	143	-	143	-
Management transition	133	-	133	-
Facility exit expense	-	296	-	305
Non-GAAP net income	$ 4,071	$ 3,701	$ 8,330	$ 7,053
Weighted average number of shares:				
Diluted	76,232	74,558	76,035	74,210
GAAP net income per share - Diluted	$ 0.03	$ 0.02	$ 0.06	$ 0.14
Gain on patent sale	-	-	-	(0.16)
Gain on disposal of discontinued operations	(0.01)	-	(0.01)	-
Non-cash tax adjustments	0.01	0.01	0.02	0.09
Amortization of intangible assets	-	-	0.01	0.01
Stock-based compensation expense	0.02	0.01	0.03	0.01
Acquisition-related expense	-	-	-	-
Management transition	-	-	-	-
Facility exit expense	-	0.01	-	0.01
Non-GAAP net income per share - Diluted	$ 0.05	$ 0.05	$ 0.11	$ 0.10
GAAP net income percentage of revenue	7%	7%	7%	21%
Gain on patent sale	-	-	-	-24%
Gain on disposal of discontinued operations	-2%	-	-1%	-
Non-cash tax adjustments	2%	3%	3%	13%
Amortization of intangible assets	1%	2%	1%	1%
Stock-based compensation expense	4%	2%	4%	2%
Acquisition-related expense	1%	-	-	-
Management transition	-	-	-	-
Facility exit expense	-	1%	-	1%
Non-GAAP net income percentage of revenue	13%	15%	14%	14%